December 14, 2023

Ceapro Inc.

Dear Sirs/Madams:

Re: Lock-Up Agreement in favour of Ceapro Inc. ("Ceapro") in respect of Shares of Aeterna Zentaris Inc. ("Aeterna Zentaris")

All capitalized terms used but not otherwise defined in this Lock-Up Agreement (the "**Agreement**") shall have the respective meanings ascribed to them in the Arrangement Agreement (as defined below).

I, Gilles Gagnon, understand that Ceapro and Aeterna Zentaris wish to enter into an arrangement agreement dated as of the date hereof (the "**Arrangement Agreement**") contemplating an arrangement (the "**Arrangement**") of Ceapro under section 192 of the *Canada Business Corporations Act*, which will result in, among other things, Aeterna Zentaris acquiring all of the issued and outstanding Ceapro Shares. I am a director and/or officer of Aeterna Zentaris and I am, or one of my affiliates or associates is, the registered or beneficial owner of that number of Aeterna Zentaris Shares (the "**Holder Shares**") as set forth on Schedule "A" attached to this Agreement.

I hereby agree, solely in my capacity as shareholder and not in my capacity as an officer and/or director of Aeterna Zentaris, from the date hereof until the termination of this Agreement in accordance with its terms:

(a) to vote or to cause to be voted the Holder Shares, and any other Aeterna Zentaris Shares, preferred shares or other securities of Aeterna Zentaris directly or indirectly acquired by or issued to me after the date hereof (including, without limitation, any Aeterna Zentaris Shares issued upon the exercise or settlement of Aeterna Zentaris Options or of deferred share units issued by Aeterna Zentaris), if any, (i) in favour of the Aeterna Zentaris Resolutions and any other matter necessary or advisable for the completion and consummation of the Arrangement at the Aeterna Zentaris Meeting; and (ii) against any proposed action or resolution that is inconsistent with or which would be reasonably expected to impede, interfere with, materially delay or otherwise adversely affect the consummation of the Arrangement;

(b) to revoke any proxy, voting instruction form, power of attorney or other right to vote the Holder Shares, as applicable, granted in favour of any other Person prior to the date hereof;

(c) not to grant or agree to grant any proxy, power of attorney or other right to vote the Holder Shares, or enter into any voting trust or pooling or other agreement with respect to the calling of meetings of shareholders of Aeterna Zentaris, including the Aeterna Zentaris Meeting, or the giving of any consents or approvals of any kind with respect to the Holder Shares, in each case other than pursuant to this Agreement;

(d) not to requisition or join in the requisition of any meeting of any of the shareholders of Aeterna Zentaris for the purpose of considering any resolution;

(e) to deliver or to cause to be delivered to Aeterna Zentaris, as soon as practicable, and in any event at least ten Business Days prior to the date of the Aeterna Zentaris Meeting, duly executed proxies or voting instruction forms voting in favour of the Aeterna Zentaris Resolutions, instructing the holder thereof to vote in favour of the Aeterna Zentaris Resolutions and naming those individuals as may be designated by Aeterna Zentaris in the Aeterna Zentaris Circular and not to take, nor permit any Person on my behalf to take, any action to withdraw, amend or invalidate any proxy or voting instruction form, as the

case may be, deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which I might have;

(f) not to directly or indirectly exercise any rights of appraisal, rights of dissent or rights to demand the repurchases of the Holder Shares in connection with the Arrangement;

(g) except in my capacity as a director and/or officer of Aeterna Zentaris to the extent permitted by the Arrangement Agreement, (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore with respect to any potential Acquisition Proposal, and (ii) not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal;

(h) not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Shares or any interest therein; and

(i) not to take any other action of any kind, directly or indirectly, which could reasonably be expected to impede, frustrate, interfere with, postpone, prevent, adversely effect or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement.

In the event that, in lieu of or in conjunction with the Arrangement, Aeterna Zentaris seeks to complete the acquisition of all of the issued and outstanding Ceapro Shares other than as contemplated by the Arrangement Agreement on a basis that: (a) provides for economic terms which, in relation to the Holder Shares, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement; and (b) is otherwise on terms and conditions not more onerous on me than the Arrangement (any such transaction, an "**Alternative Transaction**"), then I shall, during the term of this Agreement, upon request of Ceapro, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement, including by voting or causing to be voted all of the Holder Shares in favour of, and not dissenting or abstaining from, such Alternative Transaction proposed by Aeterna Zentaris and, in the event of any proposed Alternative Transaction, the references in this Agreement to the Arrangement shall be deemed to be changed to "Alternative Transaction" and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

Notwithstanding any provision of this Agreement to the contrary, Ceapro hereby agrees and acknowledges that I am executing this Agreement and am bound hereunder solely in my capacity as a shareholder of Aeterna Zentaris. Nothing contained in this Agreement shall limit or affect any actions I may take in my capacity as a director or officer of Aeterna Zentaris or limit or restrict in any way the exercise of my fiduciary duties as director or officer of Aeterna Zentaris including, without limitation, responding in my capacity as a director or officer of Aeterna Zentaris to a written Acquisition Proposal and making any determinations in that regard in the exercise of my fiduciary duties, subject to compliance with the terms of the Arrangement Agreement.

I hereby represent and warrant that:

(a) I am and, immediately prior to the Effective Time, will be, the sole registered and/or beneficial owner of the Holder Shares as set out in Schedule "A" attached to this Agreement, with good and marketable title thereto free and clear of any and all encumbrances, mortgages, charges, pledges, security interests, liens, adverse claims and demands or rights of others of any nature or kind whatsoever, and I have and, immediately prior to the Effective Time, will have, the sole and exclusive right to vote all of the Holder Shares, and, other than pursuant to this Agreement, none of the Holder Shares is subject to any proxy, power of attorney, attorney in fact, voting trust, vote

pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;

(b) no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Shares or any interest therein or right thereto;

(c) the only Aeterna Zentaris Shares beneficially owned, directly or indirectly, by me on the date hereof are the Holder Shares; and

(d) there is no claim, action, audit, investigation, lawsuit, arbitration, mediation or other proceeding in progress or pending or, to my knowledge, threatened, against or otherwise affecting me which could reasonably be expected to impair my ability to deliver this Agreement and to perform my obligations contemplated hereby.

I agree that the details of this Agreement may be described in any press release, the Aeterna Zentaris Circular, the Ceapro Circular or any other communication prepared by Aeterna Zentaris or Ceapro in connection with the Arrangement and in any material change report or regulatory filings prepared by Aeterna Zentaris or Ceapro in connection with the execution and delivery of this Agreement and I further agree to this Agreement being made publicly available, including by filing on SEDAR+ or EDGAR, in accordance with applicable Securities Laws. Except as required by Law or applicable stock exchange requirements or as otherwise permitted by this Agreement or the Arrangement Agreement, I will not make any public announcement or public statements with respect to the transactions contemplated by this Agreement and the Arrangement Agreement without the prior written approval of Ceapro.

This Agreement shall terminate and be of no further force and effect upon the earlier of: (a) the termination of the Arrangement Agreement in accordance with its terms; (b) the mutual agreement in writing of Ceapro and me; or (c) the Effective Time.

This Agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

This Agreement shall be binding upon Ceapro and me and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that no party hereto may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement without the prior written consent of the other.

Each of Ceapro and I shall promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as may be reasonably required or necessary for the purpose of giving effect to this Agreement.

I acknowledge that I: (a) have read this Agreement in its entirety, understand it and agree to be bound by its terms and conditions; (b) have been granted the opportunity to ask questions of, and to receive answers from, Aeterna Zentaris' legal counsel concerning the terms and conditions of this Agreement; (c) have been advised to seek independent legal advice with respect to the execution and delivery of this Agreement and have received such advice or have, without undue influence, elected to waive the benefit of any such advice; and (d) am entering into this Agreement voluntarily.

Ceapro and I agree that if this Agreement is breached by a party, or if a breach by a party of this Agreement is threatened, the other non-breaching party would suffer irreparable harm for which monetary damages may be an inadequate remedy, and therefore, without limiting any other remedy available under applicable Law or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to the non-breaching party, and any requirement for the security or posting of any bond in connection with the obtaining of such injunctive or equitable relief or specific performance is hereby waived.

This Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this Agreement where indicated below and returning the same to me, upon which this letter as so accepted shall constitute an agreement between us.

[Signature page follows.]

Yours truly,

(s) Gilles Gagnon

Gilles Gagnon

Accepted and agreed on this 14th day of December 2023.

CEAPRO INC.

By: *(s) Ronald W. Miller*
Authorized Signing Officer

SCHEDULE A

HOLDER SHARES

Name of Holder	Aeterna Zentaris Shares
Gilles Gagnon	Nil